

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2012

Via E-mail
Mr. Louie P. Aquino
President, Chief Executive Officer, Treasurer,
Chairman and Chief Financial Officer
Aquino Milling Inc.
10685-B Hazelhurst Dr. #13025
Houston, Texas 77043

> **Re:** **Aquino Milling Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 30, 2012**
> **File No. 333-178789**

Dear Mr. Aquino:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note your response to prior comment 1 from our letter dated January 25, 2012. You removed the disclosure that proceeds from the offering will be payable to your lawyer's Attorney Client Escrow Account from the prospectus cover page, as well as from pages 5 and 15. However, under "Plan of Distribution" on page 30 you still disclose that proceeds from the sale of shares will be payable to you lawyer's Attorney-Client Escrow Account, and that all subscription funds will be held in this account pending closing with no funds released to the company until this offering is complete. Please confirm whether or not any proceeds are to be deposited in this escrow account, and whether such funds will not be released to you until the offering is complete. If such disclosure in incorrect, please remove.

Use of Proceeds

Percent of Net Proceeds Received, page 14

2. We note your response to prior comment 4 from our letter dated January 25, 2012, and we re-issue this comment in part. Please disclose your percent of net proceeds received and how you intend to use such funds for scenarios where you sell only 10% or 30% of the offering, considering that this is a best efforts, no minimum offering and there is no guarantee that you will be able to sell 50% or more of the offering.

3. We note your response to prior comment 5 from our letter dated January 25, 2012 indicating that if you are successful in raising 100% of the funds, you will purchase up to three rice milling machines over the course of the first 18 months, and the facility to be constructed can house the additional machines with only an incremental increase in expenses for employees and electricity. As it relates to this disclosure, please provide the following:

    *   explain how you will be able to purchase three rice milling machines as well as construct a rice milling facility if each machine costs approximately $11 thousand and the facility costs $20 thousand as indicated on page 22 of your filing,
    *   revise to discuss your intentions regarding the number of rice milling machines you will acquire and construction of the facility, if less than 100% of the proceeds are raised,
    *   revise the table in the 100% net proceeds received column to add up to $80,000 in total estimated expenses, and
    *   explain why your general and administrative expenses are estimated to increase from $1 thousand to $10 thousand in the 100% net proceeds received scenario.

4. In response to prior comment 6 from our letter dated January 25, 2012 you disclose that travel, legal and accounting items will be the first line items to be reduced if the required funding is not raised. In this regard, for instance, you disclose the proceeds applicable to legal and accounting fees will be decreased from $10,000 in your 100% and 60% scenarios to only $5,000 in your 50% scenario. Please explain the minimum amount of capital necessary for you to fund your expenses as a publicly reporting company over the next 12 months.

Management's Discussion and Analysis or Plan of Operation

Operations, page 18

5. In response to prior comment 8 from our letter dated January 25, 2012 you disclose that you hope to complete the offering in the second quarter. We note that this timeframe would have you completing the offering by June 30, 2012, whereas 180 days from now would be mid-August 2012. Accordingly, please explain how you will be able to fund constructing the warehouse in April-May 2012 and purchasing rice milling machinery

and installing this machinery in May-June 2012. If funds will still be not released to the company until this offering is complete, then it appears that you would not be able to start purchasing anything until August 2012. This gives you a very short amount of time to complete all necessary tasks before the first harvest in September. Please explain or revise your disclosure.

Financial Statements

General

6.   Please update your financial statements pursuant to Rule 8-08 of Regulation S-X. Please also update all related disclosures, such as Management's Discussion and Analysis.

Signatures, page II-4

7.   We note your response to prior comment 12 from our letter dated January 25, 2012 and we re-issue this comment. In this regard, we note that you have not indicated who signed your registration statement in the capacity of your principal executive officer, principal financial officer, and principal accounting officer or controller. Rather, we note that you have added certain titles after Louie P. Aquino's signature on behalf of the registrant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang at (202) 551-3867 or Mark Wojciechowski at (202) 551-3759 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
        Jonathan D. Strum